geneType

Quarterly Investor Presentation

January 21, 2022

Authorised by the Board of Directors of Genetic Technologies Limited

ASX: GTG
NASDAQ: GENE

Genetic Technologies

Notice: Forward looking statements

The purpose of the presentation is to provide an update of the business of Genetic Technologies Limited (the Company) ACN: 009 212 328 (ASX:GTG; NASDAQ:GENE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by the Company and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside the Company's control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and the Company's current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.

This presentation should not be relied on as a recommendation or forecast by the Company. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Our Overview

01

Our Vision & Brand Pillars

2021 Overview
Where are
we now

02

Our Markets

Expanded to over 40 countries

03

Our Acquisition

EasyDNA – Execution a multi brand strategy

04

Our Channels & Divisions

Pathways, Divisions and Category Segmentation

05

Our Portfolio & Innovation

Executing through cutting edge innovation and 'game changing' partnerships

06

Our Capabilities

Aligning our internal capability aligned to execution

01: Unlocking personalised preventative health

Significant progress has been made in understanding the role of hereditary risk in chronic disease, however, many chronic conditions cannot be predicted by this risk alone.

We're transforming the conversation. Transitioning from a one-size-fits-all model to personalised, predictive health assessment – where each person has the information, they need to manage their health according to their own risk.

Backed by over 20 years of experience, our doctors, scientist and technicians are translating genetic information into multi-tests that uniquely combine genetic and clinical risk models to predict risk of chronic diseases before onset.

We're empowering physicians to improve health outcomes for people around the world. Tracking disease to its source. Enabling a new era of personalised medicine.



01: geneType's pillars reflect its commitment to personalised, preventative health



Unequalled experience

Scientific team leveraging their extensive research track record in breast and colorectal to expand our medical-grade genetic test portfolio into further cancers and chronic conditions



Leading integrated technology

The sophisticated integration of genomic and clinical risk factors deliver the most complete risk assessments for serious diseases in the world – the foundation of geneType



Relentless innovation

Accelerating the world's transition to personalised, preventative health care by converting genetic data into actionable solutions for consumers and doctors



Setting new standards

Setting clinical, safety and ethical standards to ensure the best health outcomes

genetype's Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals

01: Results & Highlights Qtr. 2, 2021



Cash Receipts (A$'000)
$68
$850
$1,809
4QFY21
1QFY22
2QFY22

- Cash receipts in 2QFY22 are +113% versus the prior quarter (1QFY22) to A$1.8 million following the successful integration of EasyDNA in the quarter
- Multi-Test technical validation complete and submitted to NATA[1] and CMS[2] for final regulatory approval ahead of the commercial release
- US patent application for novel geneType COVID-19 Risk Test has been accepted and cross validation study completed in independent cohort confirming test performance and utility
- Enhanced patient distribution network with expanded partnership agreement with 1Health and IBX
- Study of 200,000 participants presented at 2021 San Antonio Breast Cancer Symposium validating the risk model with an expanded panel of 313 Single Nucleotide Polymorphisms (SNPs)
- Strong cash balance of A$13.5 million, providing 22 months[3] of runway post the integration and revenue contribution from EasyDNA

1 National Association of Testing Authorities, Australia
2 Centers for Medicare & Medicaid Services
3 Based on projected cash flows

01: Our 2021 Snapshot

Signed multi-year distribution agreement

License and distribution agreement for COVID-19 Risk Test with IBX

Expanded Covid risk test distribution with 1Health and Vitagene

Launched tests on CIT in USA & AUS[1]

Focused on R&D collaborations and Innovation

African American Breast Cancer Research Collaboration with Professor Colditz at Washington State University

2021 San Antonio Breast Cancer Symposium

American Academy of Anti-Aging Medicine (A4M)

Nurses Health Study (NHS)

New Multi-test pathway to launch

New Multi-test technical validation complete and submitted to NATA and CMS for final regulatory approval

Covering up to 70% of mortalities and morbidities

Acquired revenue generating platform

Acquired EasyDNA for US$4m in cash and script

A global platform to launch new geneType products[3]

Solid balance sheet

A$13.5million cash balance

22-month runway to drive execution [2]

Robust patent portfolio & clinical credibility

17 patents granted
9 patent families pending

Multiple peer-reviewed publications and

Collaborations with 4 prestigious academic and medical establishments

[1] GeneType for Breast Cancer and Colorectal Cancer certified for sale via online sales platform.
[2] Runway based on current cash projections and including the acquisition of EasyDNA
[3] Subject to local regulatory requirement

geneType

02: Our Markets and Collaborators

Genetype and EasyDNA Brands now available in more that 40 countries

United States

geneType® Polygenic Risk Score (PRS) tests for breast, colorectal cancer and COVID-19 Risk Test available through **CLIA** Certified "High Complexity" Laboratories.

Further products expected to be submitted in next 12 months

Europe & UK

Commencing CE certification enabling EU launch of Novel genetic risk test in CY2022

EasyDNA available multiple EU countries and UK

Asia
(Inc. SEA, China and India)

Commencing a scoping and Prioritising a market entry strategy into Asia

EasyDNA available in multiple countries across SEA

Australia & New Zealand

Certification by Australian regulators **NATA**, to sell into the Australian market

Two products[1] currently certified and further products expected to be submitted in next 12 months

Memorial Sloan Kettering Cancer Center | The University of Melbourne | ibx infinity biologix | vitagene | Washington University in St. Louis Institute for Public Health | University of Cambridge | tgen

1 GeneType for Breast Cancer and Colorectal Cancer certified for sale via online sales platform.

02: A strategy to own the personalised, preventative health testing market

Brand Recognition and Advocacy

Thought leadership

Demonstrating our leadership by informing the conversation on personalised, preventative health care

Seeded content

Amplifying our impact by starting and informing conversations in key consumer and clinical channels

GeneType advocacy

Building a group of clinicians and consumers willing to share with their colleagues and friends their experience with geneType

Commercialization and Branding

Sales & marketing

Core set of sales and marketing tactics and assets tailored by therapeutic area, and adapted by geography

Medical education

Motivating trial and purchase with medical education for clinicians and consumers

GeneType Hubs

Empowering clinicians to use geneType. Their clinic becomes a geneType Hub that taps into a GP referral network and reinforcing their leadership in personalised, preventative health

02: A cutting-edge geneType brand relaunched



Take control of your health with GeneType's genetic tests.
GeneType makes it easy to understand the risk for cancer and other serious diseases.
About Us
Individuals
Providers
Investors
Sign in
Order Now
Comprehensive Risk Assessment
Digital
Mobile
Education

02: Core set of sales material to empower clinicians and consumers

At-a-glance brochure

Patient case studies

Clinical Summaries

Expert interviews


Take control of your health with GeneType's genetic tests.
GeneType makes it easy to understand the risk for cancer and other serious diseases.

HCP Guide Book

Management guide

Patient booklet

Clinic poster

geneType

03: EasyDNA – Establishing our Lifestyle Division

- Acquired EasyDNA in August 2021 for US$4 million
- Current revenues of US$4.63 million through retail sales of its at-home DNA tests
- Agreements with 12 laboratories in North America, AsiaPac and Europe
- Showing good baseline growth
- A platform to launch the geneType Multi Test and portfolio of serious disease tests across 40 countries*
- EasyDNA currently sells paternity, oncology and health and wellbeing genomics-based tests
- This acquisition provides Genetic Technologies the foundation to grow in **40 countries**
- 2022 will see us expand our portfolio of tests with availability in more channels and more markets



EasyDNA
Request a Callback
Worldwide Offices
+61 1300 482 165
Order a DNA Test!
DNA Testing & Paternity Testing
Starting at Only $195 AUD
Fast
Affordable
Reliable
ISO 17025
Order Now
SPRING SALE OFFER
SEE OFFER
SEE OFFER
Paternity Tests
Relationship Tests
Prenatal Tests
Ancestry Tests
Health & Wellbeing Tests
Oncology Tests
Clinical & Molecular Tests
Animal Tests
MacBook Pro

easyDNA®

* Subject to local regulatory requirement

geneType

04: Our Pathways

Direct to consumer testing (DTC) with no medical supervision

Recent Acquisition announced for EasyDNA

easyDNA

Leverage for paternity, ancestry, gut microbiome testing and non-medical related genomic tests

www.easydna.com

Provides Genetic Technologies the foundation to grow in **40 countries**

Agreements with **12 laboratories in North America, AsiaPac and Europe**

Consumer initiated testing (CIT) with medical supervision

Launched US and Australia CIT platforms in 2020 with medical supervision with:

InTeleLabs in the US

Phenix Health in Australia

Current products include:

geneType for Breast Cancer

geneType for Colorectal Cancer

AUD$349 / US$249 per test


GeneType
Collection Kit

Medical – Business to Business (B2B)

A execution plan curated for

Payers / Insurers*

Primary Care Physicians

Specialists

Surgeons

Allied Health

Health Economic modeling being completed by ALVA10*

Certifying reimbursable testing platform

BRCA test

LYNCH Syndrome test

ALVA10

* Corporates and Insurance market entry assessment in progress and Health Economic Model being completed by ALVA10.

04: Our Divisions

- Emerging divisions
- Existing divisions

Oncology
BC, CRC, PC, Melanoma

CVD
(Heart Disease)
IHD, AF

COVID-19
Serious disease risk (SDR)

Metabolic diseases
Diabetes

Pharmoco-Genetics & Taliaz
Companion diagnostics

Germline testing
BRCA, Lynch Syndrome and Somatic testing

Carrier Testing
NIPT & Reproductive carrier screening

Lifestyle
Ancestry and Microbiome

geneType
Genetics for Life

NEW – Universal collection test kit to support Multi Test Launch



Test Kit
GeneType Collection Kit
Exempt human specimen

NEW Universal sample collection kit with TGA, FDA and EU regulatory approval[1]

BC = Breast Cancer; CRC = Colorectal Cancer; PC = Prostate Cancer; CVD = Cardiovascular Disease; IHD = Ischemic Heart Disease; Atrial Fibrillation

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek

04: Segmentation framework

Brand, channel and testing categories

	easyDNA		geneType
	Direct to consumer	**Consumer-initiated testing ± telehealth support**	**HCP requested test**
Test categories	Paternity; Animal; Relationship; EasyDNA – Drug testing; Ancestry; Health & Wellbeing; COVID; Covid - Antigen Tests*; Pharmacogenetics	Health & Wellbeing - Nutrition; Oncology – MultiTest*; Cardiovascular – MultiTest*; Taliaz Predictix	Oncology – GT/EasyDNA; Prenatal; Clinical & Molecular; Metabolic
Channel / Pathways	These tests are limited to saliva home collection kits. The results are easy to interpret, and their application is typically driven by legal requirements, curiosity or confirmation of family relationships.	Consumer-initiated testing with the support of a telehealth HCP. Requires training virtual sales rep (VSR)	These tests require a HCP to understand, request, inform or interpret the results. Requires investment in medical education, trial and validation of the tests to see adoption.

*Available upon regulatory approval
All test categories live and active, some categories/ tests will transfer from EasyDNA → GeneType

05: Our Portfolio – Driving Growth

Initiative	Details	Status
CIT Platform in AUS and USA selling BRC and CRC		Moderate Revenue CY 2021
IBX COVID Risk Test released for sale May 31, 2021	Saliva Collection Kit; ibx infinity biologix; vitagene	Relaunched with Vitagene December 2021
100% Germline + PRS test for Breast Cancer and CRC to launch in AU & USA	BRCA Panel; Lynch Syndrome; Expanding into reimbursable space	Commercially[1] Available Upon regulatory Approval
Multi Test to provide risk assessment for >70% of all morbidities to launch	Market Release to include up to 70% of morbidity: Breast Cancer, Colorectal Cancer, Cardiovascular Disease, Type 2 Diabetes, Ovarian Cancer, Prostate Cancer	Commercially[1] Available Upon regulatory Approval

December 2020 — April 2021 — July 2021 — H2 2021 — H1 2022

1. Subject to regulatory approval

NEW: Covid Risk Test (US)

https://genetype.com/for-individuals/covid-19



Find out about your risk of developing severe COVID-19. And take action today.
It's not just age that increases the risk of developing severe symptoms of infected with SARS-Cov-2.[1]
DNA
Clinical history
GeneType for COVID-19 severity provides simple, actionable results.
Personalised risk score. Personalised health plan.
GeneType testing is simple
Step 1
Step 2
Step 3

vitagene

1h

ibx infinity biologix

The link goes directly to Vitagene landing page:

https://vitagene.com/products/covid-19-risk-test/



vitagene
Saliva Collection Kit
IBX COVID-19 Risk Test
$175 Free Shipping
Order Now
Identify greater risk of developing severe symptoms requiring hospitalization.
How the COVID-19 Risk Test is Helpful
FDA
FDA Approval
Insurance
Certified Labs
Physician Reviewed
HIPPA Data Security

05: Our Innovation - Multi Test

A companion diagnostic PRS to help identify risk of serious disease for up to 70% of Mortalities and Morbidities
Committed to continually invest in developing multi population testing solutions

- Phase 1 Launch [2]
- Phase 2 Launch [3]

1 Oncology
- Breast Cancer
- Colorectal Cancer
- Prostate Cancer
- Melanoma
- Pancreatic Cancer
- Ovarian Cancer

2 Cardiovascular
- Atrial Fibrillation
- Coronary Artery Disease

3 Metabolic
- Type 2 Diabetes

4 Mental Health
- Taliaz

GeneType Multi-test to include >70% of mortality & morbidity


geneType
Test Kit
GeneType Collection Kit
Exempt human specimen

NEW Universal sample collection kit with TGA, FDA and EU regulatory approval[1]

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek
2. Commercial availability expected Q1 CY2022
3. Commercial availability expected Q2 CY2022

05: Our Innovation - Multi Test

Phase 1 Launch Test reports – NATA Validation pack submitted


Ovarian Cancer Risk Assessment Test Report
GeneType for Ovarian Cancer
This patient is at an INCREASED risk of ovarian cancer
0.07% Patient's 5 Year Risk
2.30% Patient's Lifetime Risk
Breast Cancer Risk Assessment Test Report
GeneType for Breast Cancer
This patient is at a INCREASED risk of breast cancer
1.31% Patient's 5 Year Risk
25.04% Patient's Lifetime Risk
Prostate Cancer Risk Assessment Test Report
GeneType for Prostate Cancer
This patients risk of developing prostate cancer is:
0.23% Patient's 5 Year Risk
50.00% Patient's Lifetime Risk
Coronary Artery Disease Risk Assessment Test Report
GeneType for Coronary Artery Disease
This patient is at a HIGH risk of coronary artery disease
47.03% Patient's 10 Year Risk
Colorectal Cancer Risk Assessment Test Report
GeneType for Colorectal Cancer
This patient is at a MODERATE lifetime risk of developing colorectal cancer
3.14% Patient's 10 Year Risk
23.69% Patient's Lifetime Risk
Type 2 Diabetes Risk Assessment Test Report
GeneType for Type 2 Diabetes
This patient is at an INCREASED risk of Type 2 Diabetes
32.03% Patient's 8 Year Risk
RCPA
NATA

05: Our Innovation – Integrated Polygenic risk

geneType integrates genetic risk and clinical risk to better stratify individual risk. Patients with potentially high risk may exceed actionable clinical guidelines 10 – 15 years earlier than those with low risk [1,2,3]

Breast Cancer (BC)[1]


B
Women with family history
0.30
0.25
0.20
0.15
0.10
0.05
0.00
<20
20-40
40-60
60-80
>80
20 25 30 35 40 45 50 55 60 65 70 75
Age, y

Colorectal Cancer (CRC)[2]


25%
20%
15%
10%
5%
0%
Cumulative risk of CRC
30 35 40 45 50 55 60 65 70 75 80
Age (years)
Highest quintile SNP risk
Average SNP risk
Lowest quintile SNP risk
Two first-degree relatives with CRC
Highest quintile SNP risk
Average SNP risk
Lowest quintile SNP risk
No family history

Chronic Heart Disease (CHD)[3]


Males in Framingham Heart Study (FHS)
Cumulative risk of CHD (%)
40
35
30
25
20
15
10
5
0
40 45 50 55 60 65 70 75
Age (years)
10% of men with the lowest genetic risk suffer a coronary event by 63 years old
10% of men with the highest genetic risk suffer a coronary event by 51 years old

↑ Low polygenic risk score

↑ High polygenic risk score

geneType detects patients at an actionable risk of serious disease
10 – 15 years earlier than currently possible
Potentially significantly improving patient outcomes and health economics

[1] Mavaddat et al. (2015) JNCI.
[2] Jenkins et al. (2019) Familial Cancer.
[3] Abraham et al. (2016) Eur Heart J.

05: Significant market opportunity

To provide predictive, pre-symptomatic testing to inform lifestyle choices and healthcare discussions
Guideline driven, reimbursable for inherited and non inherited disease

Near Term Addressable Market

281,550[5]
Diagnosis of breast cancer annually in United States
(19,974 cases diagnosed annually in Australia[3])

+

1st degree relatives

=

GTG Target Market for

BRCA Panel + Breast Cancer PRS Testing
providing up to 100% genetic risk cover screening


BRCA


breast cancer

149,500[6]
Diagnosis of colorectal cancer annually in United States
(15,494 cases diagnosed annually in Australia[4])

+

1st degree relatives

=

GTG Target Market for

LYNCH Syndrome Panel + Colorectal Cancer PRS Testing
providing up to 100% genetic risk cover screening


LYNCH Syndrome


colorectal cancer

Global Predictive Genetic Testing Market anticipated to exceed $28bn by 2026[1]

1. Genetic Testing Market Size By Test Type (Predictive Testing, Carrier Testing, Prenatal and New-born Testing, Diagnostic Testing, Pharmacogenomic Testing, Nutrigenomic Testing), By Application (Cancer, Genetic Disease, Cardiovascular Disease), Industry Analysis Report, Regional Outlook, Application Potential, Competitive Market Share & Forecast, 2020 – 2026; Published Date: Feb 2020; Authors: Sumant Ugalmugle, Rupali Swain
2. PRS = Polygenic Risk Score
3. https://www.canceraustralia.gov.au/affected-cancer/cancer-types/breast-cancer/breast-cancer-australia-statistics
4. https://www.canceraustralia.gov.au/affected-cancer/cancer-types/bowel-cancer/bowel-cancer-colorectal-cancer-australia-statistics
5. https://www.cancer.org/cancer/breast-cancer/about/how-common-is-breast-cancer.html
6. https://www.cancer.net/cancer-types/colorectal-cancer/statistics

06: Our Capability


geneType
Genetic based preventative health platform

Dedicated Innovation Hub

Developing and capturing the next generation of innovation in genomics

Marketing and Positioning

Creating a consumer and patient led infrastructure for a direct to consumer e-commerce and B2B sales platform

Enhanced Sales and Distribution

Capitalise on Licensing, JV and M&A opportunities
Partner with leading commercial labs in regions

Commercial Finance

Innovation underpinned by controlled operating expenditure

Education and Advisory

Leveraging partnerships with institutions
Oversight and advise to guide ethics and inform innovation

Enhanced IT infrastructure

Futureproofing our platform

Internal Structure

Resourced to deliver with significant medical and business acumen inhouse to continue to drive value

geneType

01
Our Vision & Brand Pillars

02
Our Markets

Targeted and deliberate

03
Our Acquisition

Positioned for growth

04
Our Channels & Divisions

Focused and distinct

05
Our Portfolio & Innovation

Cutting edge innovation

06
Our Capabilities

Aligned to execute

Thank you

Investor Relations and Media (US)
Dave Gentry
Red Chip
Cell: +1 407 491 4498
1 800 RED CHIP (733 2447)
dave@redchip.com

Investor Relations - AUS
Stephanie Ottens
Market Eye
+61 434 405 400
stephanie.ottens@marketeye.com.au

Appendices

Our Intellectual Property

7 Patents granted in the US

- Patent 11,031,098, Computer systems and methods for genomic analysis
- Patent 10,683,549, Methods for assessing risk of developing breast cancer
- Patent Nos. 9,051,617; 9,068,229 and 9,702,011 covering three of the core genetic markers included in the BREVAGenplus® risk assessment test
- Patent No. 7,127,355 offering broad protection re: methods of genetic analysis (the concept of combining clinical risk assessment with genetic risk factors to improve predictability over clinical risk assessment alone)
- Patent No. 6,969,589 covering the identification of informative SNPs

5 Patents granted in China

- Patent Nos. 200680051710.0; 201310524782.4; 201310524916.2 and 201310524765.0 "Markers for Breast Cancer"
- Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment

5 Patents granted in Hong Kong

- Patent Nos. 09101235.4; 12112875.1; 12112368.5 and 12112874.2 "Markers for Breast Cancer"
- Patent No. 12109000.5 Methods for Breast Cancer Risk Assessment

9 Patent families pending

- Methods for breast cancer risk assessment
- Methods for assessing risk of developing breast cancer
- Improved methods for assessing risk of developing breast cancer
- Markers for breast cancer
- Methods for genetic analysis
- Methods for genomic analysis
- Methods for assessing risk of developing colorectal cancer
- Methods of assessing risk developing a disease
- Methods for assessing risk of developing a severe response to coronavirus infection

Board and Management:
Sales and Scientific expertise leading GTG



Mr. Peter Rubinstein
BEc, LLB
Chairman - Non – Executive Director



Dr. Lindsay Wakefield
MBBS
Non – Executive Director



Mr Nick Burrows
B.Com, FAICD, FCA, FGIA, FTIA, F Fin
Non – Executive Director



Simon Morriss
GAICD
Chief Executive Officer



Dr. Jerzy "George" Muchnicki
MBBS
Executive Director & Chief Medical Officer



Erika Spaeth
PhD
Director of Clinical Affairs & Medical Education



Richard Allman
BSc, PhD
Chief Scientific Officer



Mike Tonroe
BSc, FCA, MAICD
Chief Financial Officer



Carl Stubbings
Chief Commercial Officer

Strong Scientific Leadership: Advisory Board



Professor Jon Emery

MBBCh MA DPhil FRACGP MRCGP
Research & Education Lead, Primary Care Integration, Victorian Comprehensive Cancer Centre Herman Chair of Primary Care Cancer Research, University of Melbourne



Professor Finlay Macrae AO

MBBS, MD, FRACP, FRCP, AGAF MWGO is Principal Fellow and Professor, Department of Medicine, University of Melbourne, and Head of Colorectal Medicine and Genetics, The Royal Melbourne Hospital



Ora K. Gordon, M.D.

MD, MS, FACMG
Regional Medical Director, Center for Clinical Genetics & Genomics. Clinical Director, PSJH Population Health Genomics Program. Chair, Integrated Network Cancer Program, Professor of Genetics, St John Cancer Institute

Financial Overview

- Cash burn of A$2.2 million in Q2 FY'22 (compared to Q1 FY'22: A$1.9 million) as we continue to grow EasyDNA brand sales and develop and commercialize our geneType tests
- Cash reserves of A$13.5 million after EasyDNA acquisition costs of A$3.5 million give 22 month[1] runway to:
    - Support the introduction and distribution of new geneType products in the United States and Europe
    - Develop the direct-to-consumer sales channel through EasyDNA
    - Reimbursement studies for the polygenic risk tests;
    - Introduction of germline testing division;
    - General product research and development; and
    - For general working capital and potential acquisitions.

A$'000	30 Sep 2021	31 Dec 2021	Change
Net operating cashflow	(1,939)	(2,157)	(11%)
Receipts from customers	850	1,809	113%
Research and Development and Staff costs	1,321	1,313	1%
Cash	15,742	13,509	(14%)

[1] Based on cashflow projections

Corporate Overview

Top 50 share registry breakdown


Other, 22%
Board & Management , 6%
BNY Mellon, 72%

Dual Listed on the ASX and Nasdaq

Financial Information	
Share price (AUD) as at 20 January 2022	0.5c
ADR price (USD) as at 20 January 2022	$2.08
Ord Shares on Issue (M)	9,234
ASX 52-week trading (AUD low/high)	0.4/1.4c
Nasdaq 52-week trading (USD low/high)	1.77/8.18
Market Cap (AM/USM)	**46.13/33.48**
Cash at 31 December 2021	A$13.5m
Cash at 30 September 2021	A$15.7m
Debt (30 September and 31 December 2021)	nil

Defined Terms

Common Complex Diseases (CCP) – A complex disease is caused by the interaction of multiple genes and environmental factors. Complex diseases are also called multifactorial. Examples of common complex diseases include cancer and heart disease.

Polygenic risk score - a number associated with one's disease risk based on the aggregated effects of individual risk variants through a multiplicative algorithm.

Variant - Single Nucleotide polymorphism (SNP), an alteration in DNA that may be a common or rare event.

Genomic - pertaining to function of genetics from structure to relationship between genetic events.

Genetic - pertaining to a gene.

GWAS - genome-wide association studies are large population level studies which enable scientists to identify genes and genetic markers involved in human disease. This method searches the genome for SNPs that occur more frequently in people with a particular disease than in people without the disease. Each study can look at hundreds or many thousands of SNPs at the same time. Researchers use data from this type of study to pinpoint genetic variations that may contribute to a person's risk of developing a certain disease.

SNP - Single nucleotide polymorphisms, frequently called SNPs (pronounced "snips"), are the most common type of genetic variation among people. Each SNP represents a difference in a single DNA building block, called a nucleotide. For example, a SNP may replace the nucleotide cytosine (C) with the nucleotide thymine (T) in a certain stretch of DNA.

Serious Disease Risk (SDR) - Risk associated with acquiring COVID-19 and requiring hospitalisation withs its associated morbidities and mortalities.

Germline Testing – Germline testing is done on cells that do not have cancer. It is done to see if a person has a gene mutation that is known to increase the risk of developing cancers and other health problems. This test uses cells (such as blood or skin cells) that do not have any cancer cells. Germline mutations can sometimes be passed down from parents.

Clinical Laboratory Improvement Amendments (CLIA) - Regulates laboratory testing and require clinical laboratories to be certified by the Center for Medicare and Medicaid Services (CMS) before they can accept human samples for diagnostic testing

National Association of Testing Authorities (NATA) - the authority responsible for the accreditation of laboratories, inspection bodies, calibration services, producers of certified reference materials and proficiency testing scheme providers throughout Australia. It is also Australia's compliance monitoring authority for the OECD Principles of GLP. NATA provides independent assurance of technical competence through a proven network of best practice industry experts for customers who require confidence in the delivery of their products and services.

Next Generation Sequencing (NGS) – Next-generation sequencing (NGS), also known as high-throughput sequencing, is the catch-all term used to describe a number of different modern sequencing technologies. These technologies allow for sequencing of DNA and RNA much more quickly and cheaply than the previously used Sanger sequencing, and as such revolutionised the study of genomics and molecular biology.

Laboratory Developed Tests (LDT) – A type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory.

Consumer Initiated Tests (CIT) - laboratory testing that is initiated by the consumer without a physician order but reviewed and communicated back to the consumer via a physician.

Direct to Consumer (DTC) – laboratory testing that is initiated by the consumer without a physician order. The results are reported back directly to the consumer.